UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

COST PLUS, INC.

(Name of Subject Company)

COST PLUS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

221485105

(CUSIP Number of Class of Securities)

Barry J. Feld
Chief Executive Officer
Cost Plus, Inc.
200 4th Street
Oakland, California 94607
(510) 893-7300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy
Rick C. Madden
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071
(213) 687-5000

☐                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Page
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	1
ITEM 4. THE SOLICITATION OR RECOMMENDATION	1
ITEM 8. ADDITIONAL INFORMATION	1

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Cost Plus, Inc., a California corporation (the “Company”), on May 25, 2012.  The Schedule 14D-9 relates to the offer by Blue Coral Acquisition Corp., a California corporation (“Merger Sub”) and a wholly owned subsidiary of Bed Bath & Beyond Inc., a New York corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $22.00 per share, net to the holder in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Parent and Merger Sub with the SEC on May 25, 2012.

Except as otherwise set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 3.                         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements”, is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under the heading “Past Contacts, Transactions, Negotiations and Agreements” on page 2 of the Schedule 14D-9:

“Additionally, except for Parent’s expressing its expectation to retain senior management, no member of the Company’s management has entered into an employment agreement or other agreement, arrangement or understanding with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement or other agreement, arrangement or understanding with Parent or Merger Sub.”

ITEM  4.                      THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation”, is hereby amended and supplemented by adding the following new sentence after the second sentence in the first paragraph in the subsection titled “Discounted Cash Flow Analysis” under the heading “Opinion of the Company’s Financial Advisor” on page 23 of the Schedule 14D-9:

“PJSC’s analysis assumed no future benefit related to any NOL carry-forward due to potential limitations on the ability to utilize the NOLs to offset taxable income after fiscal year 2011.”

Item 4, “The Solicitation or Recommendation”, is hereby amended and supplemented by replacing the second sentence of the first paragraph in the subsection titled “Illustrative Present Value of Future Stock Price Analysis” under the heading “Opinion of the Company’s Financial Advisor” on page 23 of the Schedule 14D-9 with the following:

“In this analysis PJSC used the EPS projections for the Company prepared by management for fiscal years 2012 through 2014.  The EPS projections for fiscal year 2012 reflect the estimated benefit related to the utilization of the NOL carry-forward.”

ITEM  8.                      ADDITIONAL INFORMATION.

Item 8, “Additional Information”, is hereby amended and supplemented by adding the following paragraph at the end of the section captioned “Regulatory Approvals — Antitrust” on page 26 of the Schedule 14D-9:

“On June 4, 2012, the Antitrust Division and the FTC granted early termination of the waiting period under the HSR Act in connection with the proposed acquisition by Merger Sub of Shares in the Offer and the Merger. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions. “

Item 8, “Additional Information”, is hereby amended and supplemented by replacing the entire subsection entitled “Certain Litigation” with the following:

“On May 11, 2012, and May 22, 2012, alleged shareholders of the Company filed putative class actions captioned Gary Ogurkiewicz v. Cost Plus, Inc., et al., Case No. RG 12-629912, and Willie M. Richardson v. Cost Plus, Inc., et al., Case No. RG

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12-631301, in the Superior Court of the State of California, County of Alameda.  The defendants are the Company, members of the Board, Merger Sub and Parent.  The complaints allege that the individual defendants violated California law by breaching their fiduciary duties to the Company’s shareholders in connection with the Merger Agreement and the transaction contemplated thereby.  Specifically, the complaints allege, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for the Shares and a failure to maximize shareholder value.  The complaints also allege that the process will deter other purported interested parties from launching a competing offer.  The suits further allege that Merger Sub and Parent aided and abetted the individual defendants’ breaches of fiduciary duties.  In addition, the Ogurkiewicz action alleges that the Company aided and abetted the individual defendants’ breaches of fiduciary duties.  The plaintiffs seek, among other things, an order declaring the Merger Agreement unenforceable, enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys’ fees and costs.

On May 25, 2012, an alleged shareholder of the Company filed a putative class action captioned Irene Dixon v. Cost Plus, Inc., Case No. 12-2721, in the United States District Court for the Northern District of California.  The defendants are the Company, members of the Board, Merger Sub and Parent.  The complaint alleges the Company and the individual defendants violated provisions of the Securities Exchange Act of 1934, including the Williams Act, by omitting material facts from the Schedule 14D-9 Recommendation Statement the Company filed with the Securities and Exchange Commission on May 25, 2012, in connection with the proposed Merger.  In addition, the complaint alleges that the individual defendants violated California law by breaching their fiduciary duties to the Company’s shareholders in connection with the Merger Agreement and the transaction contemplated thereby.  Specifically, the complaint alleges, among other things, that the proposed Merger arises out of a flawed process which resulted in an unfair price for the Shares and a failure to maximize shareholder value.  The complaint also alleges that the process will deter other purported interested parties from launching a competing offer.  The suit further alleges that Merger Sub and Parent aided and abetted the individual defendants’ breaches of fiduciary duties.  The plaintiff seeks, among other things, an order enjoining defendants from consummating the proposed Merger, rescinding the proposed Merger if it is consummated, awarding damages, and awarding attorneys’ fees and costs.  On June 4, 2012, plaintiff filed a motion seeking to enjoin preliminarily the proposed Merger.  The District Court will hold a hearing on that motion on June 14, 2012.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

COST PLUS, INC.

By:	/s/ Barry J. Feld
	Name:	Barry J. Feld
	Title:	Chief Executive Officer

Dated: June 6, 2012